June 27, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	Akcea Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-216949

Acceleration Request
	Requested Date:	Thursday, June 29, 2017
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on June 29, 2017, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Nicole Brookshire and Richard Segal of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or in her absence, Richard Segal at (617) 937-2332.

Very truly yours,

Akcea Therapeutics, Inc.

By:	/s/ Patrick R. O’Neil
Name:	Patrick R. O’Neil
Title:	Corporate Secretary

cc:	Paula Soteropoulos, Akcea Therapeutics, Inc.
Jeffrey M. Goldberg, Akcea Therapeutics, Inc.
Charles S. Kim, Cooley LLP
Nicole C. Brookshire, Cooley LLP
Sean Clayton, Cooley LLP
Richard C. Segal, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP